UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Precis, Inc.
Full Name of Registrant

Precis Smart Card Systems, Inc.
Former Name if Applicable

2040 North Highway 360
Address of Principal Executive Office (Street and Number)

Grand Prairie, Texas 75050
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to recent enactment of the Sarbanes-Oxley Act of 2002, the executive officers of Registrant are reviewing and verifying the internal accounting controls of Registrant to determine effectiveness in order to make the executive officer certification required pursuant to Sections 302 and 906 of such Act.  Furthermore, Registrant's securities counsel has been unable to complete preparation of the Form 10-QSB in a timely fashion to timely file the Form 10-QSB without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mary Kelly	(972)	522-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Precis, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2002	By	/S/MARY L. KELLY
Mary L. Kelly
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

PART IV—OTHER INFORMATION

Item 3 Statement

Registrant’s results of operations for the three and six months ended June 30, 2002, significantly change compared to the three and six months ended June 30, 2001, because of Registrant's merger-acquisition of The Capella Group, Inc. in June 2001.

Results of Operations

The following table sets forth selected results of operations for the three and six months ended June 30, 2002 and 2001.  As a result of the merger-acquisition of The Capella Group, Inc. in June 2001, the 2002 results of operations of 2002 and 2001are not comparable.    The results of operations for the three and six months ended June 30, 2002 include those of The Capella Group, while the 2001 results of operations only include one month of The Capella Group operations and activities.  In addition, beginning in January 2002, no goodwill amortization was recognized in accordance with Financial Accounting Standards Board 142, Goodwill and Intangible Assets.  During the three and six months ended June 30, 2001, we recognized goodwill amortization of $101,930 and $146,074, while during the same periods in 2002 no goodwill amortization was recognized.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2002	2001	2002	2001
Product and service revenues	$11,073,558	$3,903,000	$21,060,248	$6,257,159
Operating expenses:
Cost of operations	3,045,0366	2,702,863	5,934,386	4,308,820
Sales and marketing	4,366,808	333,339	8,168,527	620,687
General and administrative	1,365,978	524,314	2,802,558	846,578
Total operating expenses	8,777,822	3,506,516	16,910,471	5,776,085
Operating income	2,295,736	342,484	4,149,770	481,074
Other expense (income):
Interest income and expense, net	16,476	(34,371)	17,428	(96,593)
Amortization of goodwill	—	101,930	—	146,074
Total other expense (income)	16,476	67,559	17,428	50,291
Income before income taxes	2,279,260	274,925	4,132,348	430,783
Provision for income taxes	828,000	68,634	1,472,955	95,149
Net income	1,451,260	206,291	2,659,393	335,634
Preferred stock dividend	—	60,000	14,137	120,000
Net income applicable to common shareholders	$1,451,260	$146,291	$2,645,256	$215,634
Earnings per common share	$0.12	$0.04	$0.22	$0.06
Weighted average number of common shares outstanding:
Basic	11,794,297	3,823,077	11,772,277	3,520,833
Diluted	11,882,235	3,871,787	11,868,163	3,569,544

Comparison of the Three-Month Periods Ended June 30, 2002 and 2001

Product and Service Revenues.  During the three months ended June 30, 2002, revenue of $11,073,558 was generated, an increase of $7,170558 (or 184%) from $3,903,000 during the three months ended June 30, 2001.  This increase was attributable to the operations of The Capella Group, Inc. that were acquired in June 2001.  During the three months ended June 30, 2002, more than 90% of revenue was attributable to the Care Entrée membership program offered by The Capella

Group.

Cost of Operations.  Cost of operations for the three-month period ended June 30, 2002 increased $342,173 to $3,045,036 from $2,702,863 for the same period in 2001.  This increase was attributable to the commissions paid to representatives selling the Care Entrée membership program.  The Care Entrée membership program is marketed through a network of independent marketing representatives.  These marketing representatives are paid a 25% commission on the membership fees of each member they enroll and can also recruit other representatives and earn override commissions on sales made by those representatives.  A total of 35% in commissions down through six levels of marketing representatives is paid.  Cost of operations represented approximately 27.5% of revenue during the 2002 three-month period, while during the same period in 2001 cost of operations represented approximately 69% of revenue.

Sales and Marketing Expenses.  Sales and marketing expenses increased $4,033,469 to $4,366,808 during the three months ended June 30, 2002 from $333,339 during the same period in 2001.  This increase was attributable to the sales and marketing efforts associated with the Care Entrée membership program.  Sales and marketing expenses represented approximately 39% and 9% of the 2002 and 2001 revenue, respectively.  Because of the manner that the membership services programs are marketed, the associated sales and marketing expenses are significantly less as a percent of revenue compared to the sales and marketing expenses associated with the Care Entrée membership program which is marketed through a network of independent marketing representatives.

General and Administrative Expenses.  General and administrative expenses increased $841,664 to $1,365,978 during the three months ended June 30, 2002 from $524,314 during the same period in 2001.  This increase was attributable to an increase in overhead associated with the acquired operations of The Capella Group.  General and administrative expenses represented approximately 12% and 13% of revenue for the three months ending June 30, 2002 and 2001, respectively.

Total Operating Expenses.  During the three months ended June 30, 2002, total operating expenses (consisting of cost of operations, sales and marketing expenses, and general and administrative expenses) increased $5,271,306 to $8,777,822 from $3,506,516 during the same period in 2001.  Total operating expenses represented approximately 79% and 90% of revenues for the three months ended June 30, 2002 and 2001, respectively.  The Care Entrée membership program provides a greater operating margin on revenue compared to revenue attributable to other membership programs sold principally due to the lower cost of operations (although offset in part by the associated increased sales and marketing expenses).

Other Expense (Income).  During the three months ended June 30, 2002, net interest expense of $16,476 as incurred, while during the same period in 2001 net interest income of $34,371 was realized.  In accordance with financial reporting requirements, beginning on January 1, 2002, we ceased amortizing goodwill.  During the three months ended June 30, 2001, we recognized goodwill amortization of $101,930, which was attributable and recorded in conjunction with our merger-acquisition of Foresight, Inc. in December 2000 and The Capella Group in June 2001.

Operating and Net Income.  During the three months ended June 30, 2002, operating income of $2,295,736 (approximately 21% of revenue) was realized, an increase of $1,953,252 from $342,484 for the same period in 2001, and net income applicable to common shareholders of $1,451,260 was realized after provision for income taxes of $828,000.  In comparison, during the three months ended June 30, 2001, net income applicable to common shareholders of $146,291 was realized after provision for income taxes of $68,634.  During the three months ended June 30, 2002, net income per common stock share on a weighted average basis was $0.12 per share, compared to $0.04 per share for the same period in 2001.

Comparison of the Six-Month Periods Ended June 30, 2002 and 2001

Product and Service Revenues.  During the six months ended June 30, 2002, revenue of $21,060,248 was generated, an increase of $14,803,089 (or 237%) from $6,257,159 during the six months ended June 30, 2001.  This increase was attributable to the operations of The Capella Group, Inc. that were acquired in June 2001.  During the six months ended

June 30, 2002, more than 90% of revenue was attributable to the Care Entrée membership program offered by The Capella Group.

Cost of Operations.  Cost of operations for the six-month period ended June 30, 2002 increased $1,625,566 to $5,934,386 from $4,308,820 for the same period in 2001.  This increase was attributable to the commissions paid to representatives selling The Capella Group's Care Entrée membership program.  The Care Entrée program is marketed through a network of independent marketing representatives.  These marketing representatives are paid a 25% commission on the membership fees of each member they enroll and can also recruit other representatives and earn override commissions on sales made by those representatives.  A total of 35% in commissions down through six levels of marketing representatives is paid.  Cost of operations represented approximately 28% of revenue during the 2002 six-month period, while during the same period in 2001 cost of operations represented approximately 69% of revenue.

Sales and Marketing Expenses.  Sales and marketing expenses increased $7,547,840 to $8,168,527 during the six months ended June 30, 2002 from $620,687 during the same period in 2001.  This increase was attributable to the sales and marketing efforts associated with the Care Entrée membership program.  Sales and marketing expenses represented approximately 39% and 10% of the 2002 and 2001 revenue, respectively.  Because of the manner in which the membership services programs, other than the Care Entrée membership program, are marketed, the associated sales and marketing expenses are significantly less as a percent of revenue compared to the sales and marketing expenses associated with the Care Entrée membership program which is marketed through a network of independent marketing representatives.

General and Administrative Expenses.  General and administrative expenses increased $1,955,980 to $2,802,558 during the six months ended June 30, 2002 from $846,578 during the same period in 2001.  This increase was attributable to an increase in overhead associated with the acquired operations of The Capella Group.  General and administrative expenses represented approximately 13%of revenue for each of the six months ending June 30, 2002 and 2001.

Total Operating Expenses.  During the six months ended June 30, 2002, total operating expenses (consisting of cost of operations, sales and marketing expenses, and general and administrative expenses) increased $11,134,386 to $16,910,471 from $5,776,085 during the same period in 2001.  Total operating expenses represented approximately 80% and 92% of revenues for the six months ended June 30, 2002 and 2001, respectively.  The Care Entrée membership program provides a greater operating margin on revenue compared to revenue attributable to other membership programs sold principally due to the lower cost of operations (although offset in part by the associated increased sales and marketing expenses).

Other Expense (Income).  During the six months ended June 30, 2002, net interest expense of $17,428 was incurred, while during the same period in 2001 net interest income of $96,593 was realized.  In accordance with financial reporting requirements, beginning on January 1, 2002, we ceased amortizing goodwill.  During the six months ended June 30, 2001, we recognized goodwill amortization of $1146,074, which was attributable and recorded in conjunction with our merger-acquisition of Foresight, Inc. in December 2000 and The Capella Group in June 2001.

Operating and Net Income.  During the six months ended June 30, 2002, operating income of $4,149,770 (approximately 20% of revenue) was realized (an increase of $3,668,696 from $481,074 for the same period in 2001), and net income applicable to common shareholders of $2,659,393 was realized after provision for income taxes of $1,472,955.  In comparison, during the six months ended June 30, 2001, we realized net income applicable to common shareholders of $215,634 after provision for income taxes of $95,149.  During the six months ended June 30, 2002, net income per common stock share on a weighted average basis was $0.22 per share, compared to $0.06 per share for the same period in 2001.